October 29, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dominic Minore, Esq.

Re:	Highland Funds I (the “Registrant”)
1940 Act File No. 811-21866
1933 Act File No. 333-132400
Dear Mr. Minore:
     In connection with the filing of Post-Effective Amendment No. 24 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 27 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement filed on Form N-1A (the “Amendment”), set forth below are responses to the comments the staff of the Securities and Exchange Commission (the “Staff”) provided orally on October 20, 2010 to Sarah Clinton of Ropes & Gray LLP, with respect to Post-Effective Amendment No. 22 under the 1933 Act, and Amendment No. 25 under the 1940 Act, to the Registrant’s Registration Statement filed on Form N-1A (the “Prior Amendment”).
     We appreciate the opportunity to address your comments regarding certain disclosure contained in the Prior Amendment. As requested by you, certain responses to the Staff’s comments are reflected in the prospectuses and statement of additional information, contained in the Amendment. We have organized this letter by setting forth the Staff’s comments followed by the Registrant’s response to the Staff’s comments.
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PROSPECTUSES
1.	On the front cover page of the prospectuses, please indicate that the symbols provided are ticker symbols.
Response: The Registrant has incorporated the requested revision.

2.	In the “Shareholder Transaction Expenses” table for each Fund, please expand the parenthetical next to “Exchange Fee” and “Redemption Fee” to indicate the period during which the applicable exchange fee or redemption fee applies.
Response: The Registrant has incorporated the requested revision.
3.	For Highland All Cap Equity Value Fund, please convert the discussion regarding contractual fee waivers and reimbursements in footnote 1 to the “Annual Fund Operating Expenses” table to text outside of the summary section of the prospectuses.
Response: The Board of Trustees for Highland All Cap Equity Value Fund has approved a Plan of Liquidation and Termination for the Fund and the Fund is closed to all investments; therefore, the Fund is no longer included in the Registrant’s registration statement.
4.	For Highland All Cap Equity Value Fund, to the extent acquired fund fees and expenses represent greater than one basis point of the average net assets of the Fund, please disclose as a separate line item under “Other Expenses” in the “Annual Fund Operating Expenses” table.
Response: The Board of Trustees for Highland All Cap Equity Value Fund has approved a Plan of Liquidation and Termination for the Fund and the Fund is closed to all investments; therefore, the Fund is no longer included in the Registrant’s registration statement.
5.	In the “Annual Fund Operating Expenses” table for each Fund, please show the total amount of Other Expenses.
Response: The Registrant has incorporated the requested revision.
6.	For Highland Long/Short Equity Fund and Highland Long/Short Healthcare Fund, to the extent interest expenses related to short sales represents five basis points or greater of the average net assets of the Fund, please disclose as a separate line item under “Other Expenses” in the “Annual Fund Operating Expenses” table.
Response: The Registrant includes a separate line item for “Dividend Expense on Short Sales” under “Other Expenses” in the “Annual Fund Operating Expenses” table for Highland Long/Short Equity Fund and Highland Long/Short Healthcare Fund. The Registrant confirms that this figure represents dividend expense and that interest expense for each Fund does not represent five basis points or greater of the average net assets of the Fund.
7.	Please review the disclosure in the “Principal Investment Strategies” section, if applicable, regarding each Fund’s investments in derivatives in light of the guidance provided in the Commission’s Letter to the Investment Company Institute dated July 30, 2010 (“Letter”) and make any necessary revisions to the disclosure. In particular, please specify the extent to which each Fund may invest in derivatives.
Response: The disclosure regarding each Fund’s investments in derivatives in the Funds’ registration statement has been reviewed and revised in light of the guidance provided in the Letter. The Registrant has added a statement to the “Principal Investment Strategies” section for Highland Long/Short Equity Fund specifying that the Fund has a policy to limit to 20% the portion of the Fund’s total assets that may be subject to derivative transactions or invested in derivative instruments. Highland Long/Short Healthcare Fund’s “Principal Investment Strategies” disclosure includes a similar statement.
8.	In the “Principal Investment Strategies” section for Highland Long/Short Equity Fund, please clarify which derivative instruments the Fund may use for speculation.
Response: The Registrant has incorporated the requested revision.
9.	With regard to Derivatives Risk in the “Principal Risks” section for each Fund, please indicate the risk that derivative contracts may expire worthless and result in losses to the Fund.
Response: The Registrant has incorporated the requested revision.
10.	With regard to Securities Lending Risk in the “Principal Risks” section for each Fund, please indicate the risk of loss on portfolio securities on loan and the risk of loss in the investment of collateral.
Response: The Registrant has incorporated the requested revision.
11.	Under the “Risk/Return Bar Chart and Table” heading for Highland Long/Short Equity Fund and Highland Long/Short Healthcare Fund, please move the second and third sentences regarding fee waivers and expense reimbursements out of the summary section of the prospectuses.
Response: The Registrant has incorporated the requested revision.
12.	Under the “Risk/Return Bar Chart and Table” heading for Highland Long/Short Healthcare Fund, please move the second and third paragraphs out of the summary section of the prospectuses.
Response: The Registrant has incorporated the requested revision.
13.	For Highland Long/Short Equity Fund and Highland Long/Short Healthcare Fund, please convert the footnotes to the “Performance Table” for each Fund into text following the “Performance Table.”
Response: The Registrant has incorporated the requested revision.
14.	In the “Performance Table” for Highland Long/Short Equity Fund and Highland Long/Short Healthcare Fund, please explain why the average annual total returns for the relevant indexes are not shown as of the date of the applicable Fund’s inception.
Response: The Registrant has not been able to obtain the average annual total returns for the relevant indexes as of the dates of the applicable Fund’s inception because the Funds’ inception dates are not month-end. Instead, the Registrant has included the average annual total return figures for the relevant indexes as of the month-end just prior to each Fund’s inception and has noted such dates in parentheticals in the “Performance Table.”

15.	In “Payment to Broker-Dealers and Other Financial Intermediaries” in the “Important Additional Information” section, please change the reference to “financial intermediary” in the second sentence to “other intermediary.”
Response: The Registrant has incorporated the requested revision.
16.	In the first paragraph of the “Description of Principal Investments” section, please change the reference to the “Investment and Risk Summary” to “Principal Investment Strategies” so as to conform to the Table of Contents.
Response: The Registrant has incorporated the requested revision.
17.	In the “Description of Principal Risks” section, please state that, unless otherwise specified, each principal risk applies to each Fund.
Response: The Registrant has incorporated the requested revision.
STATEMENT OF ADDITIONAL INFORMATION
1.	With respect to Investment Restriction number three, please confirm that the parentheticals are stated correctly.
Response: The Registrant confirms that Investment Restriction number three is stated correctly.
2.	Provide disclosure stating that Highland Long/Short Equity Fund may not issue senior securities or borrow money pursuant to which lenders would be able to foreclose on more than 33 1/3% of the Fund’s total assets.
Response: The Registrant has included disclosure in “Investment Restrictions” as follows:
“The 1940 Act currently permits an open-end investment company to borrow money from a bank so long as immediately after any such borrowing the ratio that the value of the total assets of the investment company (including the amount of any such borrowing), less the amount of all liabilities and indebtedness (other than such borrowing) of the investment company, bears to the amount of such borrowing is at least 300%. A lender to a Fund may require that the Fund pledge its assets as collateral. If a Fund were to default on a loan secured by pledged assets, the lender would be entitled to foreclose on and dispose of the pledged assets, but the lender could retain only the amount of assets (or the disposition proceeds of such assets) necessary to pay off the defaulted loan.”
3.	Please either include a non-fundamental anti-leverage policy for each Fund (i.e., if the Fund’s borrowings exceed 5% of the value of the Fund’s total assets, the Fund will not make any additional investments) or include prospectus disclosure regarding leverage risk.
Response: The Funds may borrow money for investment purposes to the extent permitted by the 1940 Act, as provided in the “Principal

Investment Strategies” section of the prospectuses for each Fund. The risks associated with leverage are disclosed in the prospectuses in each Fund’s “Principal Risks” section and in the “Description of Principal Risks” section.
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     As instructed by the Staff, the Registrant is also submitting the following:
The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Staff comments or changes to disclosure in response to Staff comments in the Amendment reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Registrant may not assert Staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions concerning this letter to the undersigned at 617-951-7375.
Very truly yours,
/s/ Sarah Clinton
Sarah Clinton

cc:	M. Jason Blackburn, Highland Capital Management, L.P.